SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

September 20, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

City of Buenos Aires, September 20th 2010

To
Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Please find attached hereto a copy of the letter filed on the date hereof with the Buenos Aires Stock Exchange.

Sincerely,

Buenos Aires, September 20th 2010

To
Buenos Aires Stock Exchange
Sarmiento 299, 2nd floor
City of Buenos Aires

Attn.:	Nora Ramos Head of Negotiable Instruments & Technical Department

Re.:	Notice C.R. 185931. Share Purchase Agreement - Banco Privado de Inversiones S.A.

In line with our letter dated September 13th 2010, please be advised that on the date hereof we have executed with Messrs. Alejandro M. Estrada, Alejandro C. Estrada and Raúl Fernandez, as sellers, all documents by virtue of which Banco Macro S.A. has become the owner of 100% of the shares representing the capital stock and votes of Banco Privado de Inversiones S.A.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 20, 2010

MACRO BANK INC.

By:	/s/ Roberto J. Eilbaum
Name: Roberto J. Eilbaum
Title: Director